Exhibit 99.2

                         TRANSNET REPORTS THIRD QUARTER
                             AND NINE MONTH RESULTS

/FOR IMMEDIATE RELEASE/                               Contact: Steven J. Wilk
                                                               (908) 253-0500

BRANCHBURG, NEW JERSEY, May 14, 2010 -- TransNet Corporation (OTCBB: TRNT), a leading unified communications and IT sales and support provider for corporate, governmental, and educational clients, today announced its results for the quarter and nine month period ended March 31, 2010. For the third quarter of fiscal 2010, it reported a net loss of $499,702, or $0.10 per share, on revenue of $4,892,908, as compared to a net loss of $585,190, or $0.12 per share, on revenue of $5,176,608 for the third quarter of fiscal 2009.

For the nine months ended March 31, 2010, the Corporation reported a net loss of $396,503, or $0.08 per share. This compares to a net loss of $1,765,607, or $0.37 per share, for the first nine months of fiscal 2009. Revenue for the nine-month period in fiscal 2010 was $16,532,943, as compared to $18,885,844 in fiscal 2009.

Steven J. Wilk, President, said, "Our results for the quarter ended March 31, 2010 were significantly and negatively impacted by two unanticipated factors. One was the freeze on purchases of products and services instituted by the State of New Jersey during the first few months of the Christie administration. Subsequent to March 31, we have seen a resumption in purchases from the State. In fact, during the month of April we received a significant amount of new orders that had been pending. Our new orders included a contract for $1.1 million from a school district in Monmouth County, New Jersey, for implementation of an IT system over the next two quarters. Accompanying the freeze was a further extension of payment cycles by the State, which resulted in an increase in our receivables from the State. We believe this situation will be resolved as the State's restriction on the flow of orders relaxes. The second factor affecting our operations was product shortages at Cisco Systems, Inc. Cisco cut its manufacturing levels in response to the drop in demand associated with the recession and now that demand has rebounded, Cisco does not have sufficient product to meet increased demand. Recent reports indicate that lag times have shortened, however. Although the combination of the purchasing freeze and the product constraints constricted our operations during the quarter, we believe that most of the orders delayed by the freeze are in process and will be placed and realized as revenue in the next two quarters and anticipate that the supply of available Cisco products will improve.

Our hardware revenues during the March 2010 quarter increased by 12%, and profit margins on hardware increased significantly in conjunction with the sales of more complex physical security and communications systems. Many of the equipment orders were placed at the end of the quarter and that timing pushed installation and/or implementation of those systems into the next quarter, which in turn impacted our service revenues. This contributed to a decrease of approximately 21% in our service revenues for the March 2010 quarter as compared to the March 2009 quarter. As order flow increases and product constraints are predicted to ease, we look forward to a recovery in service revenues.

As the economy begins to recover, our clients' needs for IT infrastructure and upgrades increase, and we see a corresponding increase in demand for our staffing of part-time and full-time technical support personnel. Many of our clients have decided to outsource their IT support needs and we are placing greater emphasis on this part of our business to meet the increased demand. We are pleased to announce that we were named as one of three vendors to provide The University of Medicine and Dentistry of New Jersey with qualified outsourced technical personnel. We expect to have a number of billable technicians at UMDNJ in July. We are pleased to have been named by UMDNJ as one of their service providers and look forward to assisting them in managing their IT costs.

Our pipeline of open proposals is at a record high, and we believe that many of these proposals will indeed be realized as revenue. Notwithstanding our optimism about the future based on our pipeline of quotes and recent awards, we continue our efforts to reduce and contain expenses. For the nine months ended March 31, 2010, we reduced our selling, general and administrative costs by 13% or $601,000 as compared to last year. We continue our efforts to position TransNet for growth."

ABOUT TRANSNET

TransNet Corporation is a leading Unified Communications and IT sales and support provider for corporate, educational, and governmental clients. TransNet provides sophisticated solutions, including VoIP, LAN, and WAN system design and implementation; physical security systems, network monitoring, security, and support services; technical support services; staffing services; and end-user training. Its clients include Fortune 100 organizations, primarily in the pharmaceutical, oil and gas, finance and communications industries, as well as educational (k-12 and higher-ed) and governmental institutions. TransNet serves it clients from its Branchburg, New Jersey headquarters.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in this press release that are forward-looking statements are based on current management expectations that involve risk and uncertainties. Potential risks and uncertainties include, without limitation: the impact of economic conditions generally and in the industry for microcomputer products and services; dependence on key vendors; continued competitive and pricing pressures in the industry; product supply shortages; open-sourcing of products of vendors; rapid product improvement and technological change, short product life cycles and resulting obsolescence risks; legal proceedings; capital and financing availability; and other risks set forth in the Company's filings with the Securities and Exchange Commission.

                               - tables attached -

                       TRANSNET CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (unaudited)

                                                                 Three Months Ended March 31,
                                                                     2010            2009
                                                                 ----------------------------
Revenues                                                         $  4,892,908    $  5,176,608
Net Income (Loss)                                                    (499,702)       (585,190)
Net Income (Loss) per Common Share - Basic and Diluted                  (0.10)          (0.12)
Weighted Average Common Shares Outstanding:  Basic and Diluted      4,823,304       4,823,304

                                                                 Nine Months Ended March 31,
                                                                     2010            2009
                                                                 ----------------------------
Revenues                                                         $ 16,532,943    $ 18,885,844
Net Income (Loss)                                                    (396,503)     (1,765,607)
Net Income (Loss) per Common Share - Basic and Diluted                  (0.08)          (0.37)
Weighted Average Common Shares Outstanding:  Basic and Diluted      4,823,304       4,823,304

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